Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2022 AND 2021

(Unaudited)

Maverix Metals Inc.

Condensed Interim Consolidated Statements of Financial Position

(in thousands of United States dollars - unaudited)

	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$17,108	$17,059
Accounts receivable	10,263	7,889
Prepaid gold interests (Note 5)	11,769	7,618
Investments (Note 6)	1,348	2,689
Prepaid expenses and other	1,500	1,000
Total current assets	41,988	36,255

Non-current assets
Royalty, stream and other interests (Note 3 and 4)	313,729	314,907
Prepaid gold interests (Note 5)	38,719	40,084
Deferred financing costs and other	1,109	1,289
Total assets	$395,545	$392,535

Liabilities
Current liabilities
Trade and other payables	$2,825	$2,910
Total current liabilities	2,825	2,910

Non-current liabilities
Credit facility (Note 7)	12,500	12,500
Deferred tax liability (Note 13)	7,187	5,311
Total liabilities	22,512	20,721

Equity
Capital and reserves
Share capital (Note 8a)	338,692	336,801
Reserves	9,427	10,008
Accumulated other comprehensive (loss) income	(2,417)	274
Retained earnings	27,331	24,731
Total equity	373,033	371,814
Total liabilities and equity	$395,545	$392,535

Contractual Obligations (Note 16)

Subsequent Events (Note 17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ON BEHALF OF THE BOARD:

“signed”	Geoff Burns, Director	“signed”	Dan O’Flaherty, Director

Maverix Metals Inc.

Condensed Interim Consolidated Statements of Income and Comprehensive Income

(in thousands of United States dollars, except for per share and share data – unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2022	2021	2022	2021
Royalty revenue (Note 14)	$5,623	$7,999	$12,489	$14,882
Sales (Note 14)	8,574	6,310	16,362	12,507
Total revenue	14,197	14,309	28,851	27,389

Cost of sales, excluding depletion	(5,329)	(1,555)	(9,998)	(3,184)
Depletion (Note 4)	(3,037)	(3,920)	(6,431)	(7,459)
Total cost of sales	(8,366)	(5,475)	(16,429)	(10,643)
Gross profit	5,831	8,834	12,422	16,746

Administration expenses (Note 9)	(1,446)	(1,371)	(3,087)	(2,786)
Project evaluation expenses (Note 9)	(1,148)	(1,183)	(2,079)	(2,278)
Change in fair value of prepaid gold interests (Note 5)	1,990	-	3,509	-
Income from operations	5,227	6,280	10,765	11,682

Other income and expenses
Gain on royalty transactions (Note 3b)	-	-	-	10,983
Gain on conversion of debenture (Note 3b)	-	-	-	2,410
Foreign exchange loss	(253)	(3)	(108)	(47)
Other (expense) income	(224)	(42)	(288)	4
Finance expense	(350)	(220)	(659)	(514)
Income before income taxes	4,400	6,015	9,710	24,518

Income tax expense (Note 13)	(1,645)	(2,307)	(3,432)	(6,041)
Net income	$2,755	$3,708	$6,278	$18,477

Earnings per share (Note 10)
Basic earnings per share	$0.02	$0.03	$0.04	$0.13
Diluted earnings per share	$0.02	$0.03	$0.04	$0.13

Weighted average number of common shares outstanding:
Basic	147,323,143	141,223,815	147,112,088	141,001,121
Diluted	149,473,724	147,593,722	149,485,713	147,356,046

Other comprehensive income
Net income	$2,755	$3,708	$6,278	$18,477
Item that will not be subsequently re-classified to net income:
Changes in fair value of investments, net of tax (Note 6)	(1,485)	75	(2,691)	(1,323)
Comprehensive income	$1,270	$3,783	$3,587	$17,154

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Maverix Metals Inc.

Condensed Interim Consolidated Statements of Cash Flows

(in thousands of United States dollars - unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2022	2021	2022	2021
Operating activities
Net income for the period	$2,755	$3,708	$6,278	$18,477

Non-cash cost of sales related to prepaid gold interests (Note 5)	3,523	-	6,722	-
Depletion and amortization	3,050	3,957	6,458	7,533
Share-based compensation	441	426	925	770
Change in fair value of prepaid gold interests (Note 5)	(1,990)	-	(3,508)	-
Gain on royalty transactions (Note 3b)	-	-	-	(10,983)
Gain on conversion of debenture (Note 3b)	-	-	-	(2,410)
Foreign exchange loss and other	417	70	311	270
Finance expense	350	220	659	514
Income tax expense	1,645	2,307	3,432	6,041
Withholding and income taxes paid	(595)	(1,375)	(1,132)	(1,901)
Changes in non-cash working capital (Note 11)	(1,613)	(500)	(4,143)	3,981
Net cash provided by operating activities	$7,983	$8,813	$16,002	$22,292

Investing activities
Acquisition of royalty, stream and other interests (Note 3 and 4)	-	(7,063)	(5,033)	(7,145)
Acquisition of prepaid gold interest (Note 5)	-	-	(6,000)	-
Proceeds from buy back of royalty interest and other (Note 3b)	-	-	-	49,500
Acquisition of investments (Note 6)	-	-	(2,034)	-
Proceeds from disposal of equity investments (Note 6)	-	-	-	11,186
Net cash (used in) provided by investing activities	$-	$(7,063)	$(13,067)	$53,541

Financing activities
Proceeds from credit facility (Note 7)	5,000	-	5,000	-
Repayment of credit facility (Note 7)	(5,000)	-	(5,000)	(32,000)
Financing costs and interest paid	(279)	(142)	(523)	(376)
Dividends paid (Note 8e)	(1,841)	(1,765)	(3,678)	(3,173)
Proceeds from exercise of stock options (Note 8c)	359	165	1,335	1,293
Net cash used in financing activities	$(1,761)	$(1,742)	$(2,866)	$(34,256)

Effect of exchange rate changes on cash and cash equivalents	(21)	(59)	(20)	(85)
Increase (decrease) in cash and cash equivalents	6,201	(51)	49	41,492
Cash and cash equivalents at the beginning of the period	10,907	49,303	17,059	7,760
Cash and cash equivalents	$17,108	$49,252	$17,108	$49,252

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Maverix Metals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(in thousands of United States dollars, except for number of shares - unaudited)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive (loss) income $	Retained earnings $	Total equity $
As at December 31, 2021	146,720,355	336,801	5,094	4,914	274	24,731	371,814
Total comprehensive income	-	-	-	-	(2,691)	6,278	3,587
Dividend declared (Note 8e)	-	-	-	-	-	(3,678)	(3,678)
Reclassification of restricted share units (Note 8d)	-	-	-	(820)	-	-	(820)
Shares issued for options exercised (Note 8c)	643,638	1,815	-	(480)	-	-	1,335
Share-based compensation	15,361	76	-	719	-	-	795
As at June 30, 2022	147,379,354	338,692	5,094	4,333	(2,417)	27,331	373,033

As at December 31, 2020	140,488,309	318,530	6,609	4,045	4,326	7,479	340,989
Total comprehensive income	-	-	-	-	(1,323)	18,477	17,154
Dividend declared (Note 8e)	-	-	-	-	-	(3,173)	(3,173)
Shares issued for Royalty Portfolio (Note 3b)	491,071	2,738	-	-	-	-	2,738
Shares issued for options exercised (Note 8c)	739,949	1,971	-	(678)	-	-	1,293
Share-based compensation	1,026	5	-	765	-	-	770
As at June 30, 2021	141,720,355	323,244	6,609	4,132	3,003	22,783	359,771

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

1.	NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company’s common shares trade on the New York Stock Exchange American and Toronto Stock Exchange under the symbol “MMX”.

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (a “Stream” or “Streams”) on projects that are in an advanced stage of development, on operating mines producing precious or other metals, or in some circumstances, exploration stage projects or other interests. Royalty interests (“Royalty” or “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project (a “Gross Revenue Royalty” or “GRR”) or the net revenue after the deduction of specified costs (a “Net Smelter Returns Royalty” or “NSR” royalty). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of the life of mine production or a specified time period.

These unaudited condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on August 11, 2022.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021 (the “2021 Annual Financial Statements”).

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s 2021 Annual Financial Statements, with the exception of the amended accounting policy described in Note 2(d). The Company’s interim results are not necessarily indicative of its results for a full year.

b)	Basis of Preparation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The unaudited condensed interim consolidated financial statements are presented in United States dollars (“USD”), unless otherwise noted.

c)	Estimation Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far reaching. To date there has been significant volatility in the stock market and in the commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. In the current environment, estimates and assumptions about future production, commodity prices, exchange rates, discount rates, future capital expansion plans and associated production implications at the underlying mines and other interests in which the Company holds a royalty or stream interest are subject to greater variability than normal, which could significantly affect the valuation of our assets, both non-financial and financial.

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

The conflict between Russia and Ukraine and any restrictive actions that have or may be taken in response thereto, such as sanctions, export and or currency controls, have caused and could have further negative impacts on the underlying operator to continue operations of the Omolon mine where the Company owns a 2.5% GRR. As at June 30, 2022, the Company has not recorded any adjustments related to these previously described events (Note 4 and 15).

d)	Amended Accounting Policy

Restricted share units (RSUs)

Under the restricted share unit plan (the “RSU Plan”), awards can be either cash or equity settled upon vesting at the discretion of the Board of Directors of the Company. The Board of Directors plans to settle all grants under the RSU Plan in cash on a prospective basis. Share-based compensation expense relating to cash-settled RSUs is accrued over the vesting period with the related obligation recorded as a restricted share unit liability which is included in trade and other payables. At the end of each reporting period, the expense and liability are adjusted for changes in the fair market value of Maverix common shares and the estimated number of awards that are expected to vest.

3.	ROYALTY TRANSACTIONS

a)	During the Six Months Ended June 30, 2022

Acquisition of Gold Royalties in Nevada

In March 2022, the Company acquired three royalties on gold projects located in Nevada from an indirect, wholly owned subsidiary of Waterton Precious Metals Fund II Cayman, LP in exchange for a $5.0 million cash payment. The royalty package includes a 3.5% to 4% NSR royalty on the Lewis property owned by Gold Standard Ventures Corp. (“Gold Standard”) and two other royalties on exploration ground which either form part of or are adjacent to Gold Standard’s South Railroad project.

b)	During the Six Months Ended June 30, 2021

Royalty Portfolio

In June 2021, the Company completed the Purchase and Sale Agreement entered into with Pan American Silver Corp. (“Pan American”) to acquire a portfolio of six royalties (the “Royalty Portfolio”). As consideration for the Royalty Portfolio, the Company issued 491,071 common shares and paid $7.0 million in cash.

The fair value of the Royalty Portfolio acquired was determined to be $9.8 million. The Company used comparable transactions for exploration or other assets to determine the fair value of the individual assets within the Royalty Portfolio. The excess of the fair value of the Royalty Portfolio of $9.8 million over the cash consideration paid of $7.0 million was allocated to the common shares.

The significant royalties acquired in the Royalty Portfolio include the 1.0%-2.5% NSR royalty on the Fenn-Gib gold project owned by Mayfair Gold Corp. and the 3.0% NSR royalty on the Recuperada project owned by Silver X Mining Corp. The Company also acquired four exploration stage royalties, of which, there are two in Canada and one in each of the United States and Mexico.

Hope Bay

In August 2019, Maverix entered into an agreement to purchase an additional 1.5% NSR royalty on the Hope Bay mine in Nunavut, Canada, previously owned and operated by TMAC Resources Inc. (“TMAC”) for a cash payment of $40.0 million (the “Additional Royalty”). Under the Additional Royalty agreement, TMAC had the right to buy back the entire Additional Royalty for a cash payment of $50.0 million in the event of a change of control transaction of TMAC (as defined in the Additional Royalty agreement) that was announced prior to June 30, 2021. In February 2021, Agnico Eagle Mines Limited (“Agnico Eagle”) completed the acquisition of TMAC. Concurrent with the acquisition, Agnico Eagle provided notice to the Company and exercised the buyback right with respect to 1.5% of the total 2.5% NSR royalty the Company owned on the Hope Bay mine. As a result of the buy back, the Company received $50.0 million and recorded a gain on the buy back of the Hope Bay royalty interest of $11.0 million. The Company has retained a 1% NSR royalty on the Hope Bay mine that is not subject to any reductions.

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

Additional El Mochito Stream

In March 2021, Maverix converted all amounts outstanding under a $1.0 million convertible debenture into an additional 5% silver Stream on the operating El Mochito mine on the same terms as the existing El Mochito silver Stream (the “Additional Silver Stream”). The Company used a discounted cash flow model to determine the fair value of the Additional Silver Stream and recognized a $2.4 million gain on the conversion of the debenture. The discounted cash flow model used a discount rate of 10% and a silver price based on analyst metal price projections and management expectations.

4.	ROYALTY, STREAM AND OTHER INTERESTS

As at and for the six months ended June 30, 2022:

		Cost			Accumulated Depletion
	Country	Opening	Additions/ (Disposals)	Ending	Opening	Depletion	Ending	Carrying Amount
		$	$	$	$	$	$	$
Beta Hunt	AUS	9,421	-	9,421	(5,477)	(192)	(5,669)	3,752
Camino Rojo	MEX	40,195	-	40,195	(69)	(1,390)	(1,459)	38,736
Cerro Blanco	GTM	16,069	-	16,069	-	-	-	16,069
Cerro Casale	CHL	7,053	-	7,053	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	10,039
DeLamar	USA	9,068	-	9,068	-	-	-	9,068
El Mochito	HON	11,144	-	11,144	(4,054)	(492)	(4,546)	6,598
El Peñón	CHL	442	-	442	-	(35)	(35)	407
Florida Canyon	USA	12,823	-	12,823	(3,709)	(399)	(4,108)	8,715
Gemfield	USA	8,799	-	8,799	-	-	-	8,799
Hope Bay	CAN	23,305	-	23,305	(2,508)	-	(2,508)	20,797
Karma	BFA	20,080	-	20,080	(7,702)	(493)	(8,195)	11,885
La Colorada	MEX	17,400	-	17,400	(5,287)	(588)	(5,875)	11,525
McCoy-Cove	USA	18,553	-	18,553	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(2,922)	(165)	(3,087)	613
Moss	USA	20,283	-	20,283	(7,241)	(720)	(7,961)	12,322
Mt Carlton	AUS	9,436	-	9,436	(8,270)	(243)	(8,513)	923
Omolon	RUS	33,899	-	33,899	(9,795)	(695)	(10,490)	23,409
Recuperada	PER	3,207	20	3,227	-	(362)	(362)	2,865
San Jose	MEX	5,500	-	5,500	(3,827)	(317)	(4,144)	1,356
Silvertip	CAN	4,340	-	4,340	(454)	-	(454)	3,886
Vivien	AUS	3,301	-	3,301	(3,066)	(63)	(3,129)	172
Other	Various	106,980	5,013	111,993	(15,749)	(57)	(15,806)	96,187
Total(1)		395,037	5,033	400,070	(80,130)	(6,211)	(86,341)	313,729

(1)	Royalty, stream and other interests include non-depletable assets of $84.9 million and depletable assets of $228.8 million.

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

Omolon

Due to the conflict between Russia and Ukraine and any restrictive actions that have or may be taken in response thereto, such as sanctions, export and or currency controls, the Company has estimated the recoverable amount of its Omolon royalty interest during the three months ended June 30, 2022 and determined the recoverable amount is greater than the carrying value of $23.4 million. The recoverable amount was determined using a discounted cash flow model in estimating the fair value less cost of disposal. This is a level 3 measurement due to unobservable inputs in the discounted cash flow model. Key assumptions used in the cash flow forecast were: mine life of approximately five years, metal price forecasts by research analysts and management expectations and a 20% discount rate. The recoverable amount of the Omolon royalty interest is most sensitive to changes in metals prices and mine life. In isolation, a 10% decrease in metal prices would result in a reduction in the recoverable amount of approximately $2.9 million and a one-year reduction in mine life would result in a reduction in the recoverable amount of approximately $3.0 million, but in both scenarios the recoverable amount would still be greater than the carrying value of $23.4 million. The Company has determined there is no impairment at June 30, 2022, but the conflict and restrictive actions that may be taken in response thereto, such as sanctions, export and or currency controls are constantly evolving. Consequently, there remains a risk that future developments could result in a material adjustment to the carrying value in our royalty interest and receivable.

As at and for the year ended December 31, 2021:

		Cost			Accumulated Depletion
	Country	Opening	Additions/ (Disposals)	Ending	Opening	Depletion	Inventory Adjustment	Disposals	Ending	Carrying Amount
		$	$	$	$	$	$	$	$	$
Beta Hunt	AUS	9,421	-	9,421	(4,763)	(714)	-	-	(5,477)	3,944
Camino Rojo	MEX	40,173	22	40,195	-	(69)	-	-	(69)	40,126
Cerro Blanco	GTM	16,069	-	16,069	-	-	-	-	-	16,069
Cerro Casale	CHL	7,053	-	7,053	-	-	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	-	-	10,039
DeLamar	USA	9,068	-	9,068	-	-	-	-	-	9,068
El Mochito	HON	7,734	3,410	11,144	(2,638)	(1,348)	(68)	-	(4,054)	7,090
Florida Canyon	USA	12,823	-	12,823	(2,901)	(808)	-	-	(3,709)	9,114
Gemfield	USA	8,799	-	8,799	-	-	-	-	-	8,799
Hope Bay	CAN	63,324	(40,019)	23,305	(3,621)	(389)	-	1,502	(2,508)	20,797
Karma	BFA	20,080	-	20,080	(6,054)	(1,648)	-	-	(7,702)	12,378
La Colorada	MEX	17,400	-	17,400	(4,433)	(854)	-	-	(5,287)	12,113
McCoy-Cove	USA	18,553	-	18,553	-	-	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(2,387)	(535)	-	-	(2,922)	778
Moss	USA	20,283	-	20,283	(5,097)	(1,993)	(151)	-	(7,241)	13,042
Mt Carlton	AUS	9,436	-	9,436	(6,742)	(1,528)	-	-	(8,270)	1,166
Omolon	RUS	10,093	23,806	33,899	(3,492)	(6,303)	-	-	(9,795)	24,104
San Jose	MEX	5,500	-	5,500	(2,893)	(934)	-	-	(3,827)	1,673
Silvertip	CAN	4,340	-	4,340	(454)	-	-	-	(454)	3,886
Vivien	AUS	3,301	-	3,301	(2,847)	(219)	-	-	(3,066)	235
Other	Various	100,769	9,860	110,629	(15,426)	(323)	-	-	(15,749)	94,880
Total(1)		397,958	(2,921)	395,037	(63,748)	(17,665)	(219)	1,502	(80,130)	314,907

(1)	Royalty, stream and other interests include non-depletable assets of $80.3 million and depletable assets of $234.6 million.

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

5.	PREPAID GOLD INTERESTS

In January 2022, the Company entered into a prepaid gold interest agreement with Elevation Gold Mining (“Elevation”). The Company made a cash payment of $6.0 million to Elevation and in return Elevation will provide the Company six quarterly deliveries of certain amounts of gold plus the equivalent amount of gold equal to $1.0 million beginning in March 2022. The Company will make ongoing cash payments equal to 5% of the spot gold price for each gold ounce delivered.

In September 2021, Maverix entered into an agreement with Auramet Capital Partners, L.P., a subsidiary of Auramet International LLC (“Auramet”), to acquire a prepaid gold interest and enter into a long-term strategic partnership. The Company made a cash payment of $50.0 million to acquire a gold interest that will deliver 1,250 ounces of gold plus an amount of gold that is equivalent to all dividends distributed by Auramet on 2% of its shares to Maverix per quarter. Maverix will make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On and after ten years and 50,000 ounces of gold have been delivered to Maverix, Auramet shall have the option to terminate the stream for a cash payment of $5.0 million less certain cash flows related to the gold deliveries.

The following table summarizes the prepaid gold interests as at June 30, 2022 and changes from the acquisition dates:

Prepaid Gold Interests
Opening Balance, September 2021	$50,103
Gold deliveries	(3,711)
Change in fair value	1,310
Balance at December 31, 2021	47,702
Additions	6,000
Gold deliveries	(6,722)
Change in fair value	3,508
Balance at June 30, 2022	50,488
Less: Current portion	(11,769)
Non-current portion	$38,719

During the three and six months ended June 30, 2022, the Company recognized a gain of $2.0 million and $3.5 million, respectively, as a result of changes in the fair value of the prepaid gold interests ($nil for the comparable periods in 2021). The non-cash partial settlement of the prepaid gold interests included in cost of sales for the three and six months ended June 30, 2022 is $3.5 million and $6.7 million, respectively ($nil for the comparable periods in 2021).

6.	INVESTMENTS

As at and for the six months ended June 30, 2022:

	Balance at December 31, 2021	Additions	Disposals	Fair Value Adjustments	Balance at June 30, 2022
Short-term investments:
Common shares(1)	$2,678	$1,811	$-	$(3,147)	$1,342
Warrants(2)	11	223	-	(228)	6
Total investments	$2,689	$2,034	$-	$(3,375)	$1,348

(1)	Fair value adjustments recorded within Other comprehensive income.
(2)	Fair value adjustments recorded within Net income.

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

During the six months ended June 30, 2022, the Company acquired $2.0 million worth of units of Elevation at a price of CAD$0.53 per unit. Each unit consisted of one common share and one common share purchase warrant of Elevation which entitles the holder to purchase one common share of Elevation at a price of CAD$0.70 per warrant for a period of 60 months from closing.

As at and for the year ended December 31, 2021:

	Balance at December 31, 2020	Additions	Disposals	Fair Value Adjustments	Debenture Conversion	Balance at December 31, 2021
Short-term investments:
Common shares(1)	$18,190	$372	$(11,196)	$(4,688)	$-	$2,678
Warrants(2)	48	21	-	(58)	-	11
Total short-term investments	$18,238	$393	$(11,196)	$(4,746)	$-	$2,689

Non-current investment:
Convertible debenture(2)	$1,000	$-	$-	$2,410	$(3,410)	$-
Total investments	$19,238	$393	$(11,196)	$(2,336)	$(3,410)	$2,689

(1)	Fair value adjustments recorded within Other comprehensive income.
(2)	Fair value adjustments recorded within Net income.

As part of a financing conducted by a company Maverix had an investment in, Maverix agreed to exercise 19.5 million share purchase warrants at CAD$0.40 per common share and sell the underlying common shares received for CAD$0.50 per common share for total proceeds of $7.7 million (CAD$9.8 million) which closed in February 2021.

7.	CREDIT FACILITY

The following table summarizes the Company’s $160.0 million revolving credit facility (the “Credit Facility”) as at June 30, 2022 and changes during the six months then ended:

Credit Facility
Balance at December 31, 2020	$32,000
Proceeds	23,500
Repayment	(43,000)
Balance at December 31, 2021	12,500
Proceeds	5,000
Repayment	(5,000)
Balance at June 30, 2022	$12,500

Amortization of the deferred financing costs related to the Credit Facility for the three and six months ended June 30, 2022, were $0.1 million and $0.2 million, respectively ($0.1 million and $0.2 million for the comparable periods in 2021). As at June 30, 2022, the Company was in compliance with all of the covenants related to the Credit Facility.

8.	SHARE CAPITAL

a)	Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value and preferred shares. No preferred shares have been issued.

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

b)	Share Purchase Warrants

A summary of the Company’s outstanding warrants as at June 30, 2022 is presented below:

Number outstanding	Exercise Price	Expiry Date
5,000,000	$3.28	June 29, 2023

c)	Share Purchase Options

The following table summarizes stock options which were outstanding and exercisable as at June 30, 2022 and 2021 and changes during the six months then ended:

	Number of Options Outstanding	Weighted average exercise price per option (CAD$)
Balance at December 31, 2021	4,025,493	$4.83
Granted	954,792	$6.23
Exercised	(643,638)	$2.80
Balance at June 30, 2022	4,336,647	$5.44

Options which have vested and are exercisable as at June 30, 2022	2,815,145	$4.94

Balance at December 31, 2020	4,068,884	$4.05
Granted	827,565	$6.57
Exercised	(739,949)	$2.44
Forfeited	(131,007)	$5.17
Balance at June 30, 2021	4,025,493	$4.83

A summary of the Company’s outstanding stock options as at June 30, 2022 is presented below:

Number outstanding	Exercise Price (CAD$)	Expiry Date
696,485	$3.30	May 31, 2023
722,057	$5.18	April 3, 2024
50,000	$6.48	August 9, 2024
268,313	$5.83	December 12, 2024
787,435	$5.17	March 10, 2025
30,000	$6.54	June 24, 2025
827,565	$6.57	March 26, 2026
954,792	$6.23	March 22, 2027
4,336,647

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

The following are the weighted average assumptions used in the Black-Scholes Model to estimate the fair value of stock options granted for the six months ended June 30, 2022 and 2021:

	Six months ended June 30
	2022	2021
Risk-free interest rate	2.1%	0.5%
Expected volatility	43%	46%
Expected life	3 years	3 years
Expected dividend yield	1.0%	0.8%

The weighted average common share price during the three and six months ended June 30, 2022 were $4.70 and $4.72 per share at the time the options were exercised, respectively ($5.60 and $5.25 per share for the comparable periods in 2021). The weighted average remaining contractual life of the options as at June 30, 2022 was 2.88 years (2021: 2.96 years).

d)	Restricted Share Units (“RSUs”)

Under the RSU Plan, awards can be either cash or equity settled upon vesting at the discretion of the Board of Directors of the Company. As the Company did not have a present obligation to settle in cash, the awards were treated as equity-settled instruments which were measured at fair value at the date of grant and recorded in reserves over the vesting period. The Board of Directors now plans to settle all grants under the RSU Plan in cash on a prospective basis. As a result of the change in settlement, $0.8 million was reclassified from reserves within total equity to a restricted share unit liability which is included in trade and other payables.

The following table summarizes RSUs which were outstanding as at June 30, 2022 and 2021 and changes during the six months then ended:

	Number of RSUs Outstanding	Weighted average fair value per RSU (CAD$)
Balance at December 31, 2021	345,146	$6.37
Granted	295,819	$6.01
Balance at June 30, 2022	640,965	$4.33

Balance at December 31, 2020	192,694	$5.72
Granted	184,613	$6.96
Balance at June 30, 2021	377,307	$6.32

e)	Dividends

During the six months ended June 30, 2022, the Board of Directors of the Company declared and paid dividends of $0.0125 and $0.0125 per common share ($0.0125 and $0.01 per common share for the comparable period in 2021).

13

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

9.	OPERATING EXPENSES BY NATURE

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Compensation and benefits	$1,185	$1,290	$2,663	$2,853
Corporate administration	424	242	728	494
Listing and filing fees	65	87	166	205
Professional fees	466	472	657	668
Amortization	13	37	27	74
Operating expenses before share-based compensation	2,153	2,128	4,241	4,294
Share-based compensation	441	426	925	770
Total operating expenses	$2,594	$2,554	$5,166	$5,064

10.	EARNINGS PER SHARE

Basic and diluted earnings per share is calculated based on the following:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Net income	$2,755	$3,708	$6,278	$18,477
Basic weighted average number of shares	147,323,143	141,223,815	147,112,088	141,001,121
Basic earnings per share	$0.02	$0.03	$0.04	$0.13

Effect of dilutive securities
Warrants	1,394,326	5,019,264	1,418,899	4,840,816
Stock options	521,353	1,216,401	730,053	1,392,931
RSUs	234,902	134,242	224,673	121,178
Diluted weighted average number of common shares	149,473,724	147,593,722	149,485,713	147,356,046
Diluted earnings per share	$0.02	$0.03	$0.04	$0.13

The following table lists the weighted average number of warrants, stock options and RSUs which were excluded from the computation of diluted earnings per share because the exercise prices plus the unamortized share-based compensation per share exceeded the average market value of the common shares during the three and six months ending June 30, 2022 of $4.55 and $4.58, respectively ($5.71 and $5.51 for the comparable periods in 2021).

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Warrants	-	-	-	-
Stock options	2,130,670	857,565	1,703,387	468,930
RSUs	-	35,141	-	17,668

14

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

11.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended June 30		Six months ended June 30
Changes in non-cash working capital:	2022	2021	2022	2021
Accounts receivable	$(638)	$1,210	$(2,446)	$6,404
Prepaid expenses and other	(897)	(685)	(720)	(489)
Trade and other payables	(78)	(191)	(977)	(267)
Deferred revenue	-	(834)	-	(1,667)
Changes in non-cash working capital	$(1,613)	$(500)	$(4,143)	$3,981

Significant non-cash transactions:
Equity issued for Royalty Portfolio (Note 3b)	$-	$2,738	$-	$2,738

Cash and cash equivalents at the end of the period:
Cash at bank	$17,108	$49,252	$17,108	$49,252

12.	RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Compensation and benefits	$948	$945	$2,051	$2,418
Share-based compensation	459	291	793	592
Total compensation	$1,407	$1,236	$2,844	$3,010

During the three months ended March 31, 2022, the Company purchased $0.3 million of refined gold from Pan American at a price of $650 per ounce purchased under its La Colorada gold Stream agreement (Note 16). As of April 1, 2022, Pan American is no longer considered to have significant influence over the Company due to a change in its shareholdings of the Company and other factors.

13.	INCOME TAXES

Income tax recognized in net income is comprised of the following:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Current tax expense	$512	$817	$1,100	$1,389
Deferred tax expense	1,133	1,490	2,332	4,652
Income tax expense	$1,645	$2,307	$3,432	$6,041

15

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Income before income taxes	$4,400	$6,015	$9,710	$24,518
Statutory tax rate	27%	27%	27%	27%
Expected income tax expense	$1,188	$1,624	$2,622	$6,620

Increase (decrease) due to:
Foreign tax rate differences	78	83	133	200
Non-deductible expenses	120	116	230	208
Withholding taxes	153	222	284	398
Change in unrecognized temporary differences	171	(207)	235	(165)
Recognition of temporary differences	(3)	223	(10)	(1,466)
Effect of true-ups in prior year temporary and other differences	(62)	246	(62)	246
Income tax expense	$1,645	$2,307	$3,432	$6,041

Deferred tax liabilities

The following table summarizes the composition of the Company’s deferred tax liabilities:

	June 30, 2022	December 31, 2021
Deferred tax liabilities
Non-capital losses	$11,815	$12,006
Investments and other	1,252	686
Prepaid gold interests	(1,301)	(354)
Royalty, stream and other interests	(18,953)	(17,649)
Total deferred tax liabilities	$(7,187)	$(5,311)

16

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

14.	SEGMENT INFORMATION

For the three months ended June 30, 2022:

	Primary Product	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Change in fair value of prepaid gold interests	Income before taxes	Cash from (used in) operations
		$	$	$	$	$	$	$
Auramet (USA)	Gold	-	2,861	(2,861)	-	1,903	1,903	2,398
Beta Hunt (AUS)	Gold	1,753	-	-	(106)	-	1,647	1,600
Camino Rojo (MEX)	Gold	945	-	-	(763)	-	182	784
El Mochito (HON)	Silver	-	1,136	(292)	(284)	-	560	845
El Peñón (CHL)	Gold	35	-	-	(35)	-	-	-
Elevation (CAN)	Gold	-	1,184	(1,184)	-	87	87	1,125
Florida Canyon (USA)	Gold	788	-	-	(230)	-	558	582
Karma (BFA)	Gold	369	-	-	(217)	-	152	448
La Colorada (MEX)	Gold	-	2,056	(713)	(398)	-	945	1,342
Moose River (CAN)	Gold	289	-	-	(101)	-	188	180
Moss (USA)	Silver	-	1,337	(279)	(417)	-	641	1,058
Mt Carlton (AUS)	Gold	252	-	-	(123)	-	129	688
Omolon (RUS)	Gold	38	-	-	(3)	-	35	-
Recuperada (PER)	Silver	93	-	-	(92)	-	1	-
San Jose (MEX)	Silver	504	-	-	(174)	-	330	443
Vivien (AUS)	Gold	518	-	-	(37)	-	481	384
Other (Various)	Various	39	-	-	(57)	-	(18)	42
Total segments		5,623	8,574	(5,329)	(3,037)	1,990	7,821	11,919
Operating expenses		-	-	-	-	-	(2,594)	(2,977)
Foreign exchange		-	-	-	-	-	(253)	(21)
Finance expense		-	-	-	-	-	(350)	-
Income taxes paid		-	-	-	-	-	-	(595)
Other		-	-	-	-	-	(224)	(343)
Total corporate		-	-	-	-	-	(3,421)	(3,936)
Consolidated total		5,623	8,574	(5,329)	(3,037)	1,990	4,400	7,983

17

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

For the three months ended June 30, 2021:

	Primary Product	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Income before taxes	Cash from (used in) operations
		$	$	$	$	$	$
Beta Hunt (AUS)	Gold	2,808	-	-	(208)	2,600	1,546
El Mochito (HON)	Silver	-	3,041	(728)	(500)	1,813	2,313
Florida Canyon (USA)	Gold	758	-	-	(206)	552	693
Hope Bay (CAN)	Gold	320	-	-	(105)	215	370
Karma (BFA)	Gold	774	-	-	(472)	302	832
La Colorada (MEX)	Gold	-	1,063	(382)	(229)	452	681
Moose River (CAN)	Gold	502	-	-	(201)	301	323
Moss (USA)	Silver	-	2,206	(445)	(687)	1,074	1,761
Mt Carlton (AUS)	Gold	1,010	-	-	(528)	482	396
Omolon (RUS)	Gold	623	-	-	(408)	215	2,939
San Jose (MEX)	Silver	643	-	-	(249)	394	687
Vivien (AUS)	Gold	473	-	-	(57)	416	682
Other (Various)	Various	88	-	-	(70)	18	88
Total segments		7,999	6,310	(1,555)	(3,920)	8,834	13,311
Operating expenses		-	-	-	-	(2,554)	(3,055)
Foreign exchange		-	-	-	-	(5)	(243)
Finance expense		-	-	-	-	(220)	-
Income taxes paid		-	-	-	-	-	(1,375)
Other		-	-	-	-	(40)	175
Total corporate		-	-	-	-	(2,819)	(4,498)
Consolidated total		7,999	6,310	(1,555)	(3,920)	6,015	8,813

For the six months ended June 30, 2022:

	Primary Product	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Change in fair value of prepaid gold interests	Income before taxes	Cash from (used in) operations
		$	$	$	$	$	$	$
Auramet (USA)	Gold	-	5,312	(5,312)	-	3,285	3,285	4,456
Beta Hunt (AUS)	Gold	3,244	-	-	(192)	-	3,052	2,947
Camino Rojo (MEX)	Gold	1,729	-	-	(1,390)	-	339	867
El Mochito (HON)	Silver	-	2,545	(620)	(560)	-	1,365	1,925
El Peñón (CHL)	Gold	35	-	-	(35)	-	-	-
Elevation (CAN)	Gold	-	2,386	(2,386)	-	224	224	2,266
Florida Canyon (USA)	Gold	1,370	-	-	(399)	-	971	1,260
Karma (BFA)	Gold	837	-	-	(493)	-	344	1,016
La Colorada (MEX)	Gold	-	3,034	(1,055)	(588)	-	1,391	1,979
Moose River (CAN)	Gold	464	-	-	(165)	-	299	533
Moss (USA)	Silver	-	3,085	(625)	(872)	-	1,588	2,461
Mt Carlton (AUS)	Gold	910	-	-	(243)	-	667	1,473
Omolon (RUS)	Gold	1,537	-	-	(695)	-	842	-
Recuperada (PER)	Silver	427	-	-	(362)	-	65	-
San Jose (MEX)	Silver	940	-	-	(317)	-	623	920
Vivien (AUS)	Gold	873	-	-	(63)	-	810	817
Other (Various)	Various	123	-	-	(57)	-	66	267
Total segments		12,489	16,362	(9,998)	(6,431)	3,509	15,931	23,187
Operating expenses		-	-	-	-	-	(5,166)	(5,911)
Foreign exchange		-	-	-	-	-	(108)	(20)
Finance expense		-	-	-	-	-	(659)	-
Income taxes paid		-	-	-	-	-	-	(1,132)
Other		-	-	-	-	-	(288)	(122)
Total corporate		-	-	-	-	-	(6,221)	(7,185)
Consolidated total		12,489	16,362	(9,998)	(6,431)	3,509	9,710	16,002

18

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

For the six months ended June 30, 2021:

	Primary Product	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Gain on buy back of royalty interest	Income before taxes	Cash from (used in) operations
		$	$	$	$	$	$	$
Beta Hunt (AUS)	Gold	5,158	-	-	(366)	-	4,792	5,845
El Mochito (HON)	Silver	-	5,259	(1,270)	(873)	-	3,116	3,989
Florida Canyon (USA)	Gold	1,451	-	-	(397)	-	1,054	1,336
Hope Bay (CAN)	Gold	690	-	-	(226)	10,983	11,447	3,508
Karma (BFA)	Gold	1,451	-	-	(892)	-	559	1,514
La Colorada (MEX)	Gold	-	2,848	(1,036)	(621)	-	1,191	1,812
Moose River (CAN)	Gold	818	-	-	(339)	-	479	752
Moss (USA)	Silver	-	4,400	(878)	(1,371)	-	2,151	3,522
Mt Carlton (AUS)	Gold	1,384	-	-	(712)	-	672	1,163
Omolon (RUS)	Gold	1,376	-	-	(917)	-	459	2,939
San Jose (MEX)	Silver	1,265	-	-	(484)	-	781	1,261
Vivien (AUS)	Gold	1,153	-	-	(144)	-	1,009	1,336
Other (Various)	Various	136	-	-	(117)	-	19	135
Total segments		14,882	12,507	(3,184)	(7,459)	10,983	27,729	29,112
Operating expenses		-	-	-	-	-	(5,064)	(4,506)
Foreign exchange		-	-	-	-	-	(47)	(85)
Gain on conversion of debenture		-	-	-	-	-	2,410	-
Finance expense		-	-	-	-	-	(514)	-
Income taxes paid		-	-	-	-	-	-	(1,901)
Other		-	-	-	-	-	4	(328)
Total corporate		-	-	-	-	-	(3,211)	(6,820)
Consolidated total		14,882	12,507	(3,184)	(7,459)	10,983	24,518	22,292

Non-current Assets by Geographical Region:

	June 30, 2022	December 31, 2021
North America
USA	$148,537	$146,245
Mexico	61,717	64,012
Canada	37,804	37,969
South & Central America
Guatemala	16,069	16,069
Chile	10,073	10,073
Peru	11,264	11,607
Honduras	6,599	7,090
Dominican Republic	5,160	5,160
Argentina	3,200	3,200
Other
Russia	23,409	24,104
Burkina Faso	12,015	12,508
Australia	6,194	6,691
Côte d’Ivoire	4,030	4,030
Ghana	3,527	3,527
Various	3,959	3,995
Total(1)	$353,557	$356,280

(1)	Includes royalty, stream, and other interests (Note 4), prepaid gold interests (Note 5) and deferred financing costs and other.

19

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

15.	FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At June 30, 2022, the capital structure of the Company consists of $373.0 million (December 31, 2021: $371.8 million) of total equity, comprising of share capital, reserves, accumulated other comprehensive (loss) income, and retained earnings, and $12.5 million (December 31, 2021: $12.5 million) drawn on the Company’s Credit Facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Credit Facility (Note 7). The Company is in compliance with its debt covenants at June 30, 2022.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio.

The conflict between Russia and Ukraine and any restrictive actions that have or may be taken in response thereto, such as sanctions, export and or currency controls, have caused and could have further potential negative impacts on the Company’s ability to receive payments under its royalty interest in the Omolon mine in Russia that is operated by Polymetal International plc. At June 30, 2022, the Company’s accounts receivable related to its Omolon royalty interest is $4.4 million.

Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, investments, and trade and other payables denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at June 30, 2022, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the USD would increase (decrease) net income by $0.1 million and other comprehensive income by $0.1 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations, holding of cash and cash equivalents, and the amount available under the Credit Facility. As at June 30, 2022, the Company had cash and cash equivalents of $17.1 million (December 31, 2021: $17.1 million) and working capital of $39.2 million (December 31, 2021: $33.3 million). In addition, at June 30, 2022, the Company had $147.5 million available under its Credit Facility (Note 7).

20

Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

Other Risks

The Company is exposed to equity price risk as a result of holding common shares in other mining companies with a combined fair market value as at June 30, 2022 of $1.3 million (December 31, 2021: $2.7 million) (Note 6). The equity prices of investments are impacted by various underlying factors including commodity prices and the volatility in global markets as a result of COVID-19 and the daily exchange traded volume of the equity may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the equity. Based on the Company’s investments held as at June 30, 2022, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $0.1 million.

Fair Value Measurements

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2022 and December 31, 2021. In accordance with IFRS 13, Fair Value Measurements, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As at June 30, 2022			As at December 31, 2021
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Common shares	$1,342	$-	$-	$2,678	$-	$-
RSU liability	950	-	-	-	-	-
Warrants	-	6	-	-	11	-
Prepaid gold interests	-	-	50,488	-	-	47,702
Total	$2,292	$6	$50,488	$2,678	$11	$47,702

The fair value of the prepaid gold interests are determined using a discounted cash flow model with unobservable inputs including gold prices based on analyst metal price projections and management expectations. As a result, the fair value of the prepaid gold interests are designated as a Level 3 fair value measurement (Note 5).

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Maverix Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

16.	CONTRACTUAL OBLIGATIONS

In connection with its Streams and prepaid gold interests, the Company has committed to purchase the following:

	Percent of life of mine production or relevant commodity	Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Bolsa	5%	$450
La Colorada	100%	$650

Silver Stream interests
El Mochito	25%	25% of silver spot price
Moss	100%(1)	20% of silver spot price

Prepaid Gold Interests
Auramet	1,250 ounces plus 2% of dividends paid(2) per quarter	16% of gold spot price
Elevation	Gold equivalent of $1.0 million plus certain fixed amounts of gold per quarter(3)	5% of gold spot price

(1)	After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.
(2)	Amount of gold that is the equivalent value to all dividends distributed by Auramet International LLC on 2% of its shares.
(3)	Six quarterly deliveries ending in June 2023.

In connection with the acquisition of the Silvertip Royalty in 2017, the Company may issue an additional 1,400,000 common shares of the Company when the Silvertip mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant is achieved.

In connection with the acquisition of a portfolio of royalties from Newmont Corporation in October 2020, the Company agreed to make certain contingent cash payments of up to $15.0 million if certain production milestones at certain assets are achieved within five years of closing the acquisition.

In connection with increasing and expanding the royalty interest at Omolon, the Company agreed to make an additional $1.5 million cash payment upon sales of 1.2 million gold equivalent ounces.

17.	SUBSEQUENT EVENTS

Quarterly Dividend Declared

On August 11, 2022, the Board of Directors of the Company declared a quarterly dividend of $0.0125 per common share payable on September 15, 2022, to shareholders of record as of the close of business on August 31, 2022.

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